UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                           For the month of June 2006

                              STRATA OIL & GAS INC.
                   ------------------------------------------
                               (Registrant's Name)

                          918 16th Avenue NW, Suite 408
                        Calgary, Alberta, Canada, T2M O3K
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------------



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Sale of Units

On June 12, 2006, Strata Oil & Gas Inc., a Canadian corporation (the "Company") issued 250,000 units to three non-US investors at USD $4.00 per unit for a total offering price of USD $1,000,000. The units were offered by the Company pursuant to an exemption from registration under Regulation S promulgated under the Securities Act of 1933, as amended. Each unit consists of the following: (a) one share of the common stock, no par value, of the Company (the "Common Stock");
(b) one Class A Warrant exercisable for one share of Common Stock at an exercise price of USD $4.25 for a period of four years commencing on June 12, 2007; and
(c) one Class B Warrant exercisable for one share of Common Stock at an exercise price of USD $4.50 for a period of three and one half years commencing on December 12, 2007. The Company has the right to accelerate the exercise date or reduce the exercise price of the Class A and Class B Warrants. The units were purchased by three non-US investors.

For all the terms and conditions of the Subscription Agreements, Class A Warrants, and Class B Warrants, reference is hereby made to such agreements annexed hereto, respectively, as exhibits 10.1, 10.2, and 10.3. All statements made herein concerning the foregoing agreements are qualified by references to said exhibits.

Property Acquisition

On June 15, 2006, the Company entered into a series of leases with the government of the PlaceTypeprovince of PlaceNameAlberta, country-regionCanada, pursuant to which the Company acquired the right to explore for potential oil sands opportunities on certain properties in the northern region of placeStateAlberta. The leases are known as Alberta Oil Sands Leases L0666, L0670, and L0679 (the "Leases"). The Leases were sold to the Company pursuant to a public auction held by the government of placeStateAlberta. In consideration, the Company paid to the StateAlberta government approximately CDN $1.5 million (USD $1.34 million) upon entering into the Leases and agreed to pay to the placeStateAlberta government an annual payment of either CDN $3.50 per hectare or CDN $50, whichever is greater. The Leases are also subject to royalties payable to the government of placeStateAlberta. The royalty is calculated using a revenue-less-cost formula. In years prior to the recovery of the project's capital investment, the royalty is 1% of gross revenue. Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

The Leases consist of a total of 4,864 hectares (more than 11,000 acres) of land in a region of northern StateAlberta known as placePeace River. Production in the area, which was once thought to require expensive thermal operations, has now been shown to also support a conventional primary production model. Regionally, the Peace River oil sands are part of StateAlberta's vast oil sands resource which covers approximately 54,363 square miles and four main regions:
Athabasca/Wabasca, PlaceNameCold PlaceTypeLake, and placePeace River. The placePeace River region is estimated at more than 188 billion barrels. See Dr. Maurice Dusseault, Alberta Department of Energy, Cold Heavy Oil Production With Sand In The Canadian Heavy Oil Industry , March 2002.

SECTION 9-FINANCIAL STATEMENTS AND EXHIBITS

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial Statements of business acquired. Not applicable (b) Pro forma financial information. Not applicable (c) Exhibits:

         Exhibit 10.1      Form of Subscription Agreement

         Exhibit 10.2      Form of Class A Warrant

         Exhibit 10.3      Form of Class B Warrant



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                         STRATA OIL & GAS INC.

                                         By: __/s/____________
                                         Name: Manny Dhinsa
                                         Title: President

Date:    June 15, 2006